Exhibit 99.01

January 27, 2010

EQT Corporation

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, PA  15212-5861

Gentlemen:

At the request of EQT Corporation (EQT), Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves, future production and discounted future net income as prepared by EQT’s engineering and geological staff based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The reserves audit conducted by Ryder Scott was completed on January 22, 2010.  This third party letter report presents the results of our reserves audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations.  The estimated reserves shown herein represent EQT’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by EQT as of December 31, 2009.

The properties reviewed by Ryder Scott are located in the states of Kentucky, Pennsylvania, Virginia and West Virginia.

We have reviewed 100 percent of the total net remaining gas and liquid hydrocarbon reserves attributable to EQT’s interests.  Those properties representing the top 80 percent of EQT’s interests were reviewed on a detailed well by well basis.  Those properties representing the lower 20 percent were aggregated into groups not exceeding 200 wells per group.  These groups were, likewise, reviewed by us and any discrepancies satisfactorily resolved.  Due to the nature of the reserves owned by EQT, it is our opinion that very little potential error is incurred by such groupings; furthermore, such groupings are a common practice by other companies within the Appalachian Basin.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by EQT, it is our opinion that the overall procedures and methodologies utilized by EQT in determining the proved reserves, future production and discounted future net income comply with the current SEC regulations and the overall proved reserves, future production and discounted future net income for the

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January 27, 2010

reviewed properties as estimated by EQT are, in the aggregate, reasonable within the established audit tolerance guidelines set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices.  EQT has informed us that in the preparation of their reserve and income projections, as of December 31, 2009, they used average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The net reserves as estimated by EQT attributable to EQT's interest in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Attributable to Certain Properties of
EQT Corporation
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties Audited by Ryder Scott
Gas – MMCF	1,900,413	160,940	1,994,705	4,056,058
Oil/Condensate - MBBL	2,016	-	-	2,016

Income Data ($000)
Future Gross Revenue	$6,140,754	$526,554	$6,526,970	$13,194,278
Deductions	1,640,648	124,245	4,503,262	6,268,155
Future Net Income (FNI)	$4,500,106	$402,309	$2,023,708	$ 6,926,123

Discounted FNI @10%	$1,701,559	$172,564	($578,203)	$ 1,295,920

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels.  All gas volumes are reported on an as-sold basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves, future production and discounted future net income presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may

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January 27, 2010

or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

Audit Data, Methodology, Procedure and Assumptions

The reserves for the properties that we reviewed were estimated by performance methods or the analogy method.  In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis in those cases where such data were considered to be definitive.  In certain cases, producing reserves were estimated by the analogy method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.  Reserves attributable to non-producing and undeveloped reserves included herein were estimated by the analogy method, which utilized all pertinent well data available through September, 2009.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  EQT has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In performing our audit of EQT’s forecast of future production and income, we have relied upon data furnished by EQT with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by EQT.

As previously stated, the hydrocarbon prices used by EQT are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in EQT’s individual property evaluations.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

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Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed.  The gas volumes included herein do not attribute gas consumed in operations as reserves.

Operating costs used by EQT are based on the operating expense reports of EQT and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells.  When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs used by EQT are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  EQT’s estimates of zero abandonment costs after salvage value for onshore properties were used in this report.  Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for EQT’s estimate.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.  EQT has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Current costs used by EQT were held constant throughout the life of the properties.

EQT’s forecasts of future production rates are based on historical performance from wells now on production or estimated initial production rates based on test data and other related information for those wells or locations that are not currently producing.  Forecasts of future production rates may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in the forecasts prepared by EQT.

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of EQT’s representations regarding such contractual information should be construed as a legal opinion on this matter.

EQT’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which EQT owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were

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January 27, 2010

any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of EQT are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Audit Opinion

In our opinion, EQT's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.

The overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by EQT are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  Further, EQT has revised their reserve projections in all cases where deviations were noted by us as significant.  As a consequence, the actual tolerance of this reserves audit approaches zero percent.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an

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January 27, 2010

appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to EQT.  Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing, reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use of EQT Corporation and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

/s/ Ryder Scott Company, L.P.
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

Don P. Griffin, P.E.
TBPE License No. 64150
Senior Vice President

DPG/sm

EQT CORPORATION

Estimated

Future Reserves

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2009

Don P. Griffin, P.E.
TBPE License No. 64150
Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580